

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Paul Williams
Chief Financial Officer
Financial Gravity Companies, Inc.
12600 Hill Country Blvd
Suite R-275
Bee Cave, TX 78738

   Re: Financial Gravity Companies, Inc.
    Form 10-K for the Fiscal Period ending September 30, 2020
    Filed January 12, 2021
    File No. 001-34770

Dear Mr. Williams:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance